AM
4-5-2004

04016951

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(A)

VF 4-1-04

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 52747

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hyde Park Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 N. Franklin St.; 2nd Floor
(No. and Street)

Tampa FL 33602
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John M. McDonald III, Managing Director 813.383.0206
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spence, Marston Bunch Morris & Co.
(Name – *if individual, state last, first, middle name*)

250 N. Belcher Road; Ste 100 Clearwater, FL 33765
(Address) (City) (State) (Zip Code)

RECEIVED MAR 31 2004

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 09 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John McDonald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hyde Park Capital Advisors, LLC, as of 12/31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[Signature]
Signature

Managing Director
Title

[Signature: Rebecca S Clifford]
Notary Public

REBECCA S. CLIFFORD
MY COMMISSION # DD 065860
EXPIRES: January 28, 2006
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

March 26, 2004

SEC
450 5th Street, N.W.
Mail Stop 1-4
Washington D.C. 20549

To whom it may concern:

Please find enclosed two revised copies of the Hyde Park Capital Advisors, LLC Audited Financial Statements and Supplementary Schedules for the fiscal year ending on 12/31/03. Please let me know if there is any other information that must be filed.

Thank you,

John M. McDonald III
Managing Director

Enclosures

SEC MAIL RECEIVED MAR 31 2004 208 WASH., D.C. SECTION

HYDE PARK CAPITAL PARTNERS, LLC
701 Franklin Street · Tampa, Florida 33602 · p 813.383.0202 · f 813.383.0209
www.hydeparkcapital.com

HYDE PARK CAPITAL ADVISORS, LLC
(WHOLLY-OWNED BY
HYDE PARK CAPITAL PARTNERS, LLC)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES

December 31, 2003 and 2002

INDEPENDENT AUDITOR'S REPORT

To the Managing Directors of
Hyde Park Capital Advisors, LLC
Tampa, Florida

We have audited the accompanying statements of financial condition of Hyde Park Capital Advisors, LLC as of December 31, 2003 and 2002, and the related statements of operations and changes in member's equity and cash flows for the years then ended that are being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hyde Park Capital Advisors, LLC at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Spence Marston Bunch Morris & Co.

Spence, Marston, Bunch, Morris & Co.
Certified Public Accountants

February 4, 2004

HYDE PARK CAPITAL ADVISORS, LLC
(WHOLLY-OWNED BY HYDE PARK CAPITAL PARTNERS, LLC)
STATEMENTS OF FINANCIAL CONDITION

	December 31 2003	December 31 2002
ASSETS		
Cash	$ 247,642	$ 79,145
Accounts receivable - less allowance for doubtful accounts of $9,702 and $28,746 as of December 31, 2003 and 2002, respectively	15,713	29,777
Furniture and equipment, net of accumulated depreciation of $61,093 and $53,153 as of December 31, 2003 and 2002, respectively	10,662	17,693
Other assets	10,000	5,000
	$ 284,017	$ 131,615
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable - trade	$ 15,169	$ 4,186
Accounts payable - related party	12,254	9,810
	27,423	13,996
Member's equity	256,594	117,619
	$ 284,017	$ 131,615

See accompanying notes to financial statements

HYDE PARK CAPITAL ADVISORS, LLC
(WHOLLY-OWNED BY HYDE PARK CAPITAL PARTNERS, LLC)
STATEMENTS OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY

	For the years ended December 31	
	2003	2002
Revenues:		
Investment banking	$ 1,420,370	$ 850,751
Other income	21,029	-
Interest	1,237	1,851
Total revenues	1,442,636	852,602
Expenses:		
Employee compensation and benefits	325,840	289,347
Professional fees	20,573	11,155
Advertising expenses	8,644	11,411
Occupancy expenses	137,126	147,823
Other business development expenses	108,571	81,170
Office expenses	60,015	45,890
Bad debts	20,694	65,469
Other expenses	22,883	23,508
Total expenses	704,346	675,773
Net income	738,290	176,829
Member's equity, beginning of year	117,619	188,541
Member's contributions	685	150,000
Member's distributions	(600,000)	(397,751)
Member's equity, end of year	$ 256,594	$ 117,619

See accompanying notes to financial statements

HYDE PARK CAPITAL ADVISORS, LLC
(WHOLLY-OWNED BY HYDE PARK CAPITAL PARTNERS, LLC)
STATEMENTS OF CASH FLOWS
Increase (Decrease) in Cash

	For the years ended December 31	
	2003	**2002**
Cash flows from operating activities:		
Net income	$ 738,290	$ 176,829
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	7,939	17,713
Loss on disposal of assets	-	3,084
Change in operating assets and liabilities:		
(Increase) decrease in accounts receivable	14,065	(8,127)
Increase in other assets	(5,000)	-
Increase (decrease) in accounts payable	13,427	(26,726)
Total adjustments	30,431	(14,056)
Net cash provided by operating activities	768,721	162,773
Cash flows from investing activities:		
Purchase of furniture and equipment	(909)	(5,854)
Net cash used in investing activities	(909)	(5,854)
Cash flows from financing activities:		
Member's contributions	685	150,000
Member's distributions	(600,000)	(397,751)
Net cash used in financing activities	(599,315)	(247,751)
Net increase (decrease) in cash	168,497	(90,832)
Cash, beginning of year	79,145	169,977
Cash, end of year	$ 247,642	$ 79,145

See accompanying notes to financial statements

HYDE PARK CAPITAL ADVISORS, LLC
(WHOLLY-OWNED BY HYDE PARK CAPITAL PARTNERS, LLC)
NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATION AND NATURE OF BUSINESS

Hyde Park Capital Advisors, LLC (the Company) is a Florida Limited Liability Company that is wholly-owned by Hyde Park Capital Partners, LLC. Operations commenced January 2, 2000. The Company provides investment banking services to middle market, private and public companies throughout the United States. The Company became a member of the National Association of Securities Dealers (NASD) on January 1, 2001.

(2) SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition – The Company generally recognizes investment banking revenues on an accrual basis per the terms of the contracts with its customers. For certain customers whose financial condition is uncertain, revenue is not recognized until the successful completion of a contract and receipt of cash fees due.

As of December 31, 2003, the Company completed a contract upon which a portion of the investment proceeds consisted of a note payable to the client. The Company agreed to collect its success fee based on when the client received payments on the note from the investor. The Company is due $225,000 based on the original contract terms and the closing documents. However, due to the uncertainty of collection, the Company has not recorded a receivable. Management believes this policy is conservative given the uncertainties of the collectibility of the note by the client.

The Company received stock during the year ended December 31, 2002 valued at $10,751 as compensation under certain investment banking contracts. The stock compensation is included in investment banking revenue on the statement of operations. The stock is not publicly traded. Management valued the stock at the price paid by an unrelated third party investor. The stock was subsequently distributed to Hyde Park Capital Partners, LLC.

In addition, the Company has received stock warrants as part of its compensation on certain of its investment banking contracts. A nominal value has been assigned to these warrants because of the difficulty of assessing the value of the underlying stocks which are not publicly traded.

Accounts receivable – Accounts receivable are billed based on the terms of the individual contracts with the Company's customers. An account is considered past due if not paid within 30 days of the invoice date. The allowance for doubtful accounts is estimated on a specific identification basis considering the financial condition of the customer and other specific facts and circumstances. Accounts receivable are written off when they are determined to be uncollectible.

Concentration of credit risk – The Company maintains deposits in excess of federally insured limits. Accounting principles generally accepted in the United States of America require disclosure, regardless of the degree of risk. The risk is managed by maintaining all deposits in high quality financial institutions.

Furniture and equipment – These assets are carried at cost. Major additions are capitalized while replacements, maintenance and repairs which do not improve or extend the life of the respective assets are expensed currently. When an asset is retired or otherwise disposed of, the cost of the asset is eliminated from the asset account, accumulated depreciation is charged with an amount equal to the depreciation provided and the difference, if any, is charged or credited to income.

Depreciation is computed on the declining balance method over the estimated useful lives of the asset which is generally 3 to 7 years.

(2) SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Advertising costs – All advertising costs are expensed as incurred.

Income taxes – The Company is a single member limited liability company which is disregarded for income tax purposes. All income or loss is allocated to Hyde Park Capital Partners, LLC. Consequently, no provision for income taxes has been included in these financial statements, as income taxes are a liability of the member rather than of the Company.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates that affect certain reported amounts and disclosures. These estimates are based on management's knowledge and experience. Accordingly, actual results could differ from these estimates.

(3) COMMITMENTS

The Company entered into a five year lease agreement for its office space, furnishings and parking which commenced January 31, 2000. Rents are adjusted annually based on increases in the Consumer's Price Index. There are five renewal options of one year each. Total rent expense for 2003 and 2002 was $129,187 and $121,005, respectively.

The following is a schedule of the total minimum payments due under the lease:

2004	$	120,736
2005		10,070

(4) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $220,219 which was $214,219 in excess of its required net capital of $6,000. At December 31, 2002, the Company had net capital of $65,149 which was $59,149 in excess of its required net capital of $6,000. The Company's net capital ratio was .12 to 1 and .21 to 1 at December 31, 2003 and 2002, respectively.

(5) RELATED PARTY TRANSACTIONS

The payable is due to members of Hyde Park Capital Partners, LLC and relates to business entertainment expense reflected in other business development expenses on the statement of operations.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2003

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

HYDE PARK CAPITAL ADVISORS, LLC
(WHOLLY-OWNED BY HYDE PARK CAPITAL PARTNERS, LLC)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE I
As of December 31, 2003

Net Capital	
Total consolidated stockholders' equity	$ 256,594
Deduct stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	256,594
Add:	
Subordinated borrowings allowable in computation of net capital	-
Other (deductions) or allowable credits-deferred income taxes payable	-
Total capital and allowable subordinated borrowings	256,594
Deductions and/or charges:	
Nonallowable assets:	
Furniture, equipment, and leasehold improvements, net	10,662
Other assets	25,713
	36,375
Net capital before haircuts on securities positions (tentative net capital)	220,219
Haircuts on securities	-
Net capital	$ 220,219
Aggregate indebtedness	
Items included in consolidated statement of financial condition:	
Other accounts payable and accrued expenses	27,423
Total aggregate indebtedness	$ 27,423
Computation of basic net capital requirement	
Minimum net capital required	$ 6,000
Excess net capital at 1,500 percent	$ 214,219
Excess net capital at 1,000 percent	$ 217,477
Ratio: aggregate indebtedness to net capital	.12 to 1

No material differences exist from the Company's Part II (unaudited) FOCUS report dated December 31, 2003.

HYDE PARK CAPITAL ADVISORS, LLC
(WHOLLY-OWNED BY HYDE PARK CAPITAL PARTNERS, LLC)
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE II
As of December 31, 2003

The Company is claiming an exemption from Rule 15c3-3 under section (k)(2)(i).

HYDE PARK CAPITAL ADVISORS, LLC
(WHOLLY-OWNED BY HYDE PARK CAPITAL PARTNERS, LLC)
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE III
As of December 31, 2003

The Company is claiming an exemption from Rule 15c3-3 under section (k)(2)(i).

HYDE PARK CAPITAL ADVISORS, LLC
(WHOLLY-OWNED BY HYDE PARK CAPITAL PARTNERS, LLC)
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
SCHEDULE IV
As of December 31, 2003

The Company is claiming an exemption from Rule 15c3-3 under section (k)(2)(i).

INDEPENDENT AUDITOR'S REPORT ON COMPLIANCE AND ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Managing Directors
Hyde Park Capital Advisors, LLC
Tampa, Florida

In planning and performing our audit of the financial statements of Hyde Park Capital Advisors, LLC (the Company), for the year ended December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Managing Directors
Hyde Park Capital Advisors, LLC
Tampa, Florida

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spence Marston Bunch Morris & Co.

Spence, Marston, Bunch, Morris & Co.
Certified Public Accountants

February 4, 2004